--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

                             (Amendment No. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                     EMCON

                           (Name of Subject Company)

                               ----------------

                                     EMCON

                      (Name of Person(s) Filing Statement)

                      Common Stock, no par value per share

                        (Title of Classes of Securities)

                                  290843 10 1

                     (CUSIP Number of Class of Securities)

                                Eugene M. Herson
                     President and Chief Executive Officer
                                     EMCON
                      400 South El Camino Real, Suite 1200
                          San Mateo, California 94402
                                 (650) 375-1522

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                               ----------------

                                    COPY TO:
                           Paul A. Blumenstein, Esq.
                            Gerald S. Walters, Esq.
                        Gray Cary Ware & Freidenrich LLP
                              400 Hamilton Avenue
                          Palo Alto, California 94301
                                 (650) 328-6561

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  This Amendment No. 1 supplements and amends the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 17, 1999 (this "Schedule 14D-9" or "Statement"), by EMCON, a California corporation (the "Company"), with respect to the tender offer by Seismic Acquisition Corporation, a California corporation ("Purchaser"), and a wholly owned subsidiary of The IT Group, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding Shares at $6.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 17, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase or any amendments or supplements thereto, constitute the "Offer Documents"). The Offer to Purchase is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 10, 1999, by and among Parent, Purchaser and the Company. All capitalized terms used but not defined herein shall have the meanings set forth in the Statement.

Item 4. The Solicitation or Recommendation.

  Item 4 is hereby amended and restated in its entirety to provide as follows:

 (a) Recommendation of the Company Board.

  THE COMPANY BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

 (b) Background of the Offer; Opinion of Financial Advisor; Factors Considered by the Company Board.

Background of the Offer

  On January 29, 1997, the Company's Executive Committee met and determined that the Company should evaluate and consider strategic alternatives, including a business combination, joint venture or strategic partnership with a larger company having the critical mass needed to execute the Company's business plan more effectively. At the conclusion of this meeting, the Company engaged Raymond James to provide assistance in exploring strategic alternatives that may be available to the Company and to advise the Company with respect to opportunities involving a business combination, joint venture or strategic partnership with a larger company.

  On February 22, 1997, a meeting of the Company Board was held during which representatives from Raymond James presented their assessment of the Company's current market and competitive position and the benefits that could be achieved through a strategic business combination. During the period from February 1997 to April 1997, Raymond James conducted extensive interviews with senior management, engaged in customary due diligence procedures, analyzed valuation parameters and reviewed potential candidates for a possible business combination, joint venture or strategic partnership.

  During 1997, Parent was actively exploring possible business combinations with companies in the solid waste industry, with a view to becoming the leading global provider of fully integrated solid waste services. In April 1997, Parent informally contacted the Company regarding Parent's possible interest in a transaction with the Company. Representatives of Parent met with certain executive officers of the Company to explore further the possibility of a transaction between Parent and the Company.

  From May 1997 to October 1998, Raymond James engaged in preliminary discussions with several potential strategic partners, including Parent. During this period, the Company Board periodically met with Raymond James to review the various strategic alternatives.

  On November 12, 1998, a meeting of the Company Board was held to review the status of the Company's search for potential strategic business combinations. At this meeting, members of senior management presented their analysis of the alternatives currently available to the Company. At the conclusion of this meeting, the Company Board decided to continue its relationship with Raymond James and directed senior management to focus its efforts on a discrete group of potential buyers that might be interested in purchasing the Company. The Company Board also appointed Douglas P. Crane, Chairman of the Company Board, and Dr. Franklin J. Agardy, a director of the Company, to a Special Committee to assist senior management in its review and negotiation of the terms of the proposed sale of the Company.

  From December 1998 to February 1999, Raymond James contacted 16 potential purchasers. A total of 11 potential buyers, including Parent, executed confidentiality agreements with the Company and received certain confidential information about the Company. Potential purchasers were instructed to submit initial indications of interest to Raymond James by February 26, 1999. Three parties, including Parent, submitted preliminary indications of interest. The Company invited all three parties to participate in due diligence and management presentations at the offices of Gray Cary Ware & Freidenrich LLP ("Gray Cary"), the Company's legal counsel, in Palo Alto, California. Two of the three interested parties, including Parent, conducted this due diligence.

  In the letter submitted to Raymond James by Parent on February 26, 1999 (the "February Letter"), Parent estimated the enterprise value to acquire 100% of the Company to be in a range of $55 million to $70 million and requested that the Company consider accepting a combination of cash and Parent Common Stock as consideration in an acquisition.

  Parent's representatives visited the Company's headquarters on March 9 and 10, 1999, to enable Parent to become better acquainted with the Company's operations, business and personnel. During the visit, representatives of the Parent met with certain executive officers of the Company and representatives of Raymond James, attended a management presentation given by the Company and conducted limited due diligence with respect to the Company's operations, business and personnel.

  On March 25, 1999, the Company Board received an offer from a company who had not participated in the due diligence process (the "Unsolicited Bidder"). The Unsolicited Bidder's merger proposal required that the Company issue between 12 and 18 million shares of Company Common Stock to acquire the Unsolicited Bidder. Although it was difficult to assign a certain value to this offer due to its structure as a reverse merger, based on various assumptions regarding the value of the combined entity and the parties' ability to successfully integrate the two companies, the Company Board, with the assistance of Raymond James, estimated that the enterprise value of this offer was approximately between $56 and $60 million.

  On March 26, 1999, Parent and the other interested party that participated in due diligence and management presentations submitted best and final offers to Raymond James.

  On March 26, 1999, Parent submitted to Raymond James a preliminary, non-binding indication of value, and best and final offer with the intent of being invited to conduct further due diligence and negotiate a definitive purchase agreement on an exclusive basis (the "March Letter"). As set forth in the March Letter, Parent's estimate of the enterprise value to acquire 100% of the Company was a range of $65 to $70 million. In the March Letter, Parent continued to propose that, in addition to cash, the Company accept 50% to 75% of the purchase price in the form of Parent Common Stock.

  On March 30, 1999, at a special meeting of the Company Board, senior management of the Company and representatives from Raymond James and Gray Cary reviewed and evaluated the terms of the business combinations proposed by all interested parties, and representatives of Raymond James reviewed the methodology used in their financial analyses of the various transactions. Representatives of Raymond James described the terms and conditions of each of the bids, the background of the bidders and the status of the due diligence performed by each of the bidders. The Company Board discussed each of the bids in detail, focusing on the terms and conditions of the bids and the likelihood of completing a transaction on the terms and conditions outlined. At the conclusion of this discussion, the Company Board decided to focus its efforts on the bids received from Parent and the other interested party that participated in due diligence and management presentations. The Company Board determined not to pursue the Unsolicited Bidder's merger proposal due to the Company Board's assessment that the proposal was financially inferior to the other bids for the following reasons: (i) the potential inability of the Unsolicited Bidder to complete the transaction, (ii) the lack of a strategic advantage in combining with the Unsolicited Bidder, (iii) substantial uncertainty regarding the assumed value of the combined entity, and (iv) the potential negative effect on the market price of Company Common Stock that could result from the proposed structure of the transaction.

  On April 7 and 8, 1999, Parent and the other interested party conducted additional due diligence.

  On April 10, 1999, the other interested party submitted a revised best and final offer to acquire 100% of the equity of the Company for $58 million.

  On April 12, 1999, the Company Board, senior management of the Company and representatives of Parent and Raymond James met in New York to attend a presentation by Parent's executive officers and discuss strategic issues associated with the proposed merger.

  On April 16, 1999, Parent submitted to Raymond James a revised version of the March Letter (the "April Letter"). In the April Letter, Parent estimated the value to acquire 100% of the equity of the Company, on a fully diluted basis, to be $62 million, assuming that the total debt reflected on the Company's December 31, 1998 balance sheet would not materially increase prior to the consummation of the Merger. The $62 million offer contained in the April Letter represented an enterprise value of approximately $70 million, including assumed liabilities. The terms of the April Letter provided that $2 million of the $62 million offer was contingent on the Company achieving certain financial milestones for the six months ended June 30, 1999 (the "Contingent Payment").

  On April 17, 1999, Raymond James informed the other interested party that the Company Board had decided not to pursue the other interested party's offer of $58 million mainly because such offer was financially inferior to Parent's offer of $62 million.

  From April 19 to April 23, 1999, Parent conducted due diligence sessions at the Company's corporate headquarters and at other regional offices of the Company and its subsidiaries. Participants in these sessions included representatives of Parent's management, financial, legal and accounting advisors. Parent and its representatives continued to conduct off-site due diligence through May 10, 1999.

  On April 20, 1999, Gray Cary distributed a proposed first draft of the merger agreement to Parent and its legal counsel, Gibson, Dunn & Crutcher LLP ("GD&C"), and each of Gray Cary and GD&C began negotiating the form of a definitive merger agreement.

  From April 20 to May 10, 1999, representatives of the Company, Raymond James and Gray Cary held discussions with representatives of Parent and GD&C to negotiate various aspects of the acquisition proposal.

  At a scheduled telephonic meeting of Parent's Board of Directors (the "Parent Board") held on May 4, 1999, a full discussion of the proposed transaction took place. Following the discussions, the Parent Board approved, among other things, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, provided that the final terms of the Merger Agreement were subsequently reviewed and approved by the Executive Committee of the Parent Board. Parent informed the Company that it had agreed to pay approximately $62 million in cash, or $6.75 net per Share, without interest, for all of the issued and outstanding Shares of the Company, on a fully diluted basis. The Contingent Payment proposal was eliminated from the offer.

  On May 6, 1999, at a special meeting of the Company Board, members of senior management and Gray Cary reported on the revised terms of the Merger Agreement. Representatives of Raymond James reviewed their financial analysis with respect to the proposed Merger and delivered an oral opinion (subsequently confirmed in writing) that the terms of the Offer and the Merger were fair from a financial point of view to the shareholders of the Company (the "Fairness Opinion"). Following this presentation, the Company Board asked the representatives from Raymond James and Gray Cary various questions about the terms of the transaction and the remaining open issues, and the Company Board and representatives of Gray Cary discussed the Company Board's fiduciary duties to the Company's shareholders. At the conclusion of this discussion, the Company Board (a) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (b) authorized its senior management to complete the negotiation of the definitive Merger Agreement and to execute and deliver the Merger Agreement in substantially the form presented to the Company Board, subject to the receipt of Raymond James' written opinion as to the fairness of the Offer and the Merger to the Company's shareholders.

  On May 10, 1999, Parent advised the Company that it had received the necessary consent from its lender to enter into the Merger Agreement and to consummate the Offer.

  On May 10, 1999, Gray Cary and GD&C finalized their negotiations of the Merger Agreement. The Executive Committee of the Parent Board reviewed the final terms of the Merger Agreement and approved the final terms of the Merger Agreement by unanimous written consent in lieu of a meeting. Senior management of the Company reviewed the final terms of the Merger Agreement and notified representatives of Parent that such terms were acceptable.

  The Merger Agreement was executed on the evening of May 10, 1999, and a joint press release was issued by the parties announcing the execution of the Merger Agreement on the morning of May 11, 1999.

  On May 17, 1999, Purchaser commenced the Offer.

Opinion of Financial Advisor

  The Company retained Raymond James to render an opinion to the Company Board as to the fairness, from a financial point of view, to the Company's shareholders, of the financial terms and conditions of the Offer and the Merger, taken as a whole (collectively, the "Transaction"). No limitations were imposed on Raymond James by the Company Board or Company management with respect to the investigations made or procedures followed by Raymond James in preparing and rendering its opinion, and the Company and its management cooperated fully with Raymond James in connection therewith. Raymond James rendered its written Fairness Opinion that as of May 7, 1999, the Transaction was fair, from a financial point of view, to the holders of Company Common Stock. Raymond James reaffirmed its opinion as of the date of the Offer.

  The full text of the Fairness Opinion, dated May 10, 1999, which sets forth assumptions made, matters considered and limits on the scope of review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein. The Company's shareholders are urged to read the Fairness Opinion in its entirety. Raymond James' Fairness Opinion, which is addressed to the Company Board, is directed only to the fairness of the Transaction to the Company's shareholders from a financial point of view and does not constitute a recommendation to any Company shareholder as to whether such shareholder should tender his or her Shares and does not address any other aspect of the proposed Offer and Merger or any related transaction. The Offer Price and other terms of the Offer were determined pursuant to negotiations between the Company and Purchaser and not pursuant to recommendations of Raymond James. Raymond James merely evaluated the Transaction from a financial point of view. Raymond James consents to the inclusion of this summary of its opinion in, and attachment of its opinion to, this Schedule 14D-9. The summary of the Fairness Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

  In connection with Raymond James' review of the proposed Transaction and the preparation of its opinion, Raymond James has, among other things:

    (1) reviewed the Company's annual report to shareholders on Form 10-K for the fiscal year ended December 31, 1998, its quarterly reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998 and other publicly available financial information of the Company and Parent;

    (2) reviewed certain non-public information prepared by the management of the Company, including financial statements, financial projections and other financial and operating data concerning the Company;

    (3) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    (4) reviewed a draft of the Merger Agreement and the financial terms and conditions therein;

    (5) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business Raymond James believes to be generally comparable to those of the Company; and

    (6) compared the financial terms of the Transaction with the financial terms of certain other transactions which Raymond James believes to be generally comparable to the Transaction.

  In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including a review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses it believed to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; and
(iii) the general condition of the securities markets.

  As described in its opinion, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by the Company or any other party and did not attempt to verify independently any such information. In addition, Raymond James did not make or receive any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor has Raymond James been furnished with any such evaluation or appraisal. Raymond James assumed that the financial forecasts, estimates, projections, and other information with respect to the Company examined by Raymond James had been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company, and Raymond James relied upon each party to advise it promptly if any such information previously provided to or discussed with Raymond James had become inaccurate or had been required to be updated during the period of its review. In addition, Raymond James has assumed the Transaction will be consummated substantially in accordance with the terms set forth in the Merger Agreement.

  The Fairness Opinion was based on economic, market, and other conditions as in effect on, and the information available to it as of, the date of its opinion, and Raymond James has undertaken no obligation to reevaluate its opinion. Raymond James did not express any opinion as to the price range or range of prices at which the Parent Common Stock might trade subsequent to the Transaction.

Fairness Opinion Analyses

  The following is a summary of the analyses performed by Raymond James in connection with the preparation of the Fairness Opinion:

  Presentation by Raymond James. The following summarizes the material financial analyses presented telephonically by Raymond James to the Company Board at its meeting on May 6, 1999 (and subsequently confirmed in writing as of May 7, 1999), which were considered by Raymond James in rendering the Fairness Opinion described below. This summary is not a complete description of the analyses underlying the Fairness Opinion or of information presented at meetings between Raymond James and representatives of the Company held in advance of the Company Board's consideration of the Transaction.

  Precedent Transaction Analysis. Raymond James presented to the Company Board a summary of a precedent transaction analysis which compared four key financial ratios for ten selected precedent environmental engineering and consulting company combinations announced during the six year period prior to May 6, 1999 to the same four key financial ratios projected for the proposed Transaction. The precedent combination transactions consisted of: Dames & Moore Group combining with URS Corporation; ICF Kaiser's Environmental Facilities

Management group combining with Parent; Sverdrup Corp. combining with Jacobs Engineering Group, Inc.; Fluor Daniel GTI combining with Parent; ATC Group Services Inc. combing with Weiss, Peck & Greer, LLC; OHM Corp. combining with Parent; Woodward-Clyde combining with URS Corp.; Fluid Management combining with Envirogen; Wehran Envirotech Inc. combining with EMCON Associates; Geraghty & Miller Inc. combining with Heidemji Holdings NV.

  Raymond James examined the following four key financial ratios for these ten selected precedent environmental engineering and consulting company combinations: target company enterprise value to target company gross sales; target company enterprise value to target company earnings before interest, taxes, depreciation and amortization ("EBITDA"); target company enterprise value to target company earnings before interest and taxes ("EBIT"); and target company equity value to target company net income. Gross sales, EBITDA, EBIT and net income were calculated by utilizing the financial statistics for the trailing twelve month period reported prior to the consummation of the precedent company combinations.

  Comparable Companies Analysis. Raymond James also presented to the Company Board a summary financial comparison of the Company to nine public engineering and consulting companies Raymond James deemed to be reasonably comparable to the Company. The comparable companies consisted of: Foster Wheeler Corp.; Harding Lawson Associates; Jacobs Engineering Group; Sevenson Environmental Services; Stone & Webster, Inc.; Tetra Tech, Inc.; ThermoRetec Corp.; TRC Companies, Inc.; and Roy F. Weston.

  Raymond James then compared the following five key financial ratios for these comparable companies to the same corresponding ratios for the Company under the proposed Transaction: enterprise value to gross sales; enterprise value to EBITDA; enterprise value to EBIT; equity value to net income; and equity value to 1999 projected net income. Gross sales, EBITDA, EBIT and net income were calculated for the Company and the comparable companies by utilizing the latest trailing twelve months financial statistics that have been publicly reported.

  Premium Analysis. Raymond James presented to the Company Board an analysis of the premiums paid over the stock price of acquired companies in selected merger transactions since the beginning of 1998, based on stock prices one day, one week and four weeks prior to the announcement of the transaction. This analysis demonstrated that, on average, the acquired company received a 31.3%, 40.4% and 45.9% premium over its stock price one day, one week and four weeks prior to the announcement of the transaction, respectively. Raymond James noted that the $6.75 per share cash consideration offered in the Transaction represents a premium of 20%, 33% and 69% to the Company's closing price one day, one week, and four weeks prior to the date (May 11, 1999) that the Transaction was publicly announced.

  EMCON Discounted Cash Flow Analysis. Raymond James presented to the Company Board the results of a discounted cash flow analysis for fiscal years 1999 to 2001 to estimate the present value of the stand-alone unleveraged free cash flows that the Company is expected to generate if the Company performs in accordance with certain internal management forecasts. For purposes of this analysis, unleveraged free cash flows were defined as unleveraged net income plus depreciation plus amortization less capital expenditures less investment in working capital. Raymond James performed its analyses based on financial forecasts and assumptions provided to it by the Company. Raymond James used the year 2001 as the terminal year for the analysis and calculated terminal values for the Company by applying a range of multiples of EBITDA to the projected fiscal year 2001 EBITDA for the Company. The unleveraged projected free cash flows and terminal values were then discounted using a range of discount rates.

  Opinion of Raymond James. During the May 6, 1999 telephonic meeting of the Company Board, Raymond James gave its oral opinion (subsequently confirmed in writing on May 7, 1999) that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its Fairness Opinion, the Transaction was fair from a financial point of view to the Company's shareholders.

  The summary set forth above does not purport to be a complete description of the analyses of data underlying Raymond James' opinion or its presentation to the Company Board. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description.

Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James' view of the actual value of the Company.

  In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Raymond James' analysis of the fairness of the financial terms and conditions of the Transaction to the Company's shareholders from a financial point of view and were provided to the Company Board. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities might be sold. In addition, as described above, the opinion of Raymond James was one of many factors taken into consideration by the Company Board in making its determination to approve the Transaction. Consequently, the analyses described above should not be viewed as determinative of the Company Board or the Company management's opinion with respect to the value of the Company. The Company placed no limits of the scope of the analysis performed, or opinion expressed, by Raymond James.

  In connection with the Transaction, the Company contracted with Raymond James to provide financial advisory and investment banking services, pursuant to which the Company requested Raymond James to provide the fairness opinion summarized herein. The Company Board retained Raymond James because of Raymond James' qualifications, expertise, and reputation, as well as its prior investment banking relationship with the Company. Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Through negotiation, the Company and Raymond James determined that the Company would pay Raymond James a fee upon the consummation of the Transaction, which fee is contingent upon the value of the Transaction. In the ordinary course of business, Raymond James may trade in the securities of the Company for its own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Factors Considered by the Company Board

  In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all shareholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including, but not limited to:

    (1) the financial and other terms of the Offer and the Merger Agreement;

    (2) the presentations of Raymond James and its Fairness Opinion to the effect that, as of May 7, 1999 and based upon and subject to certain matters stated therein, the Transaction was fair to the shareholders of the Company, from a financial point of view. THE FULL TEXT OF RAYMOND JAMES' WRITTEN FAIRNESS OPINION IS ATTACHED AS ANNEX B TO THIS SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

    (3) the fact that the tender offer price of $6.75 per Share represents a premium of approximately 32% over the closing price of the Company Common Stock on the Nasdaq National Market System on May 5, 1999;

    (4) the view of the Company Board, based in part upon the presentations of Raymond James, regarding the likelihood of a superior offer arising, the efforts of Raymond James over the last 28 months to locate other potential merger candidates, and the fact that certain candidates which had been identified over such period had held discussions with the Company that had proven unsuccessful or were not as financially attractive as the Offer;

    (5) the prospects for continued independent operation of the Company in light of market and competitive conditions, including the potential for increased competition from Parent or another company having significantly greater financial resources than the Company that may seek to enter the market for solid waste support services;

    (6) the Company's long-term and short-term capital needs;

    (7) the alternatives available to the Company in light of the consideration proposed to be paid to shareholders pursuant to the Merger Agreement, including continuing to maintain the Company as an independent company and not engaging in an extraordinary transaction of any kind;

    (8) the Company's existing competitive and market position;

    (9) current industry and economic conditions;

    (10) the provisions of the Merger Agreement, including the provisions allowing the Company to respond to certain unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement and pay a termination fee to Parent under certain circumstances; and

    (11) the fact that Parent's and Purchaser's obligations under the Offer were not subject to any financing condition, and the fact that Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement appear to be sufficient.

  The foregoing discussion is not intended to be an exhaustive review of the information and factors considered, or the relative weight given to each factor, by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Company Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to each factor.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1999

                                          By: /s/ Eugene M. Herson
                                            -----------------------------------
                                             Eugene M. Herson
                                             President and Chief Executive
                                             Officer

                                                                   ANNEX A

                                    [LOGO]

May 10, 1999

Board of Directors
EMCON
400 South El Camino Real
Suite 1200
San Mateo, CA 94402

Members of the Board:

  Raymond James & Associates, Inc. ("Raymond James") understands that EMCON ("EMCON" or the "Company") is contemplating a transaction whereby The IT Group ("IT") or a subsidiary of IT will acquire all of the common stock of EMCON and subsequently merge with and into EMCON pursuant to the terms of an Agreement and Plan of Merger and the exhibits and schedules thereto between EMCON and IT dated as of May 10, 1999 (the "Agreement") (such tender and merger referred to herein as the "Transaction").

  You have requested our opinion as to whether the Transaction is fair to the shareholders of EMCON from a financial point of view.

  In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have, among other things:

    1. reviewed the annual report to stockholders on Form 10-K filed March 23, 1999, the quarterly reports to stockholders on Forms 10-Q filed October 31, 1998, and July 27, 1998, and other publicly available financial information of EMCON and IT;

    2. reviewed certain non-public information prepared by the management of EMCON, including financial statements, financial projections, and other financial and operating data concerning EMCON;

    3. discussed the past and current operations and financial condition and the prospects of EMCON with senior executives of the Company;

    4. reviewed a draft of the Agreement and the financial terms and conditions therein;

    5. reviewed publicly available financial and stock market data with respect to certain other companies in lines of business Raymond James believes to be generally comparable to those of the Company; and

    6. compared the financial terms of the Transaction with the financial terms of certain other transactions which we believe to be generally comparable to the Transaction.

  We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by EMCON or any other party and have not attempted to verify independently any such information. In addition, we have not made or received any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of EMCON, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, projections, and other information referred to above, we have assumed, at your direction, that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of EMCON, and we have relied upon each party to advise us promptly if any such information previously provided to or discussed with us became inaccurate or was required to be updated during the period of our review. In addition, we have assumed the Transaction will be consummated substantially in accordance with the terms set forth in the Agreement.

  Our opinion is necessarily based on the economic, market, financial and other circumstances and conditions in effect on May 7, 1999, and any material change in such circumstances or conditions would require reevaluation of this opinion, which we are under no obligation to undertake.

  We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Agreement, or the availability or advisability of any alternatives to the Transaction. This letter does not express any opinion as to the likely trading range for IT Common Stock following the consummation of the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of IT at that time. Our opinion is limited to the fairness, from a financial point of view, of the Transaction to the Shareholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction.

  In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of EMCON and certain other publicly held companies in businesses we believe to be comparable to EMCON; (ii) the current and projected financial position and results of operations of EMCON; and (iii) the general condition of the securities markets.

  Raymond James is actively involved in the investment banking business and regularly undertakes the evaluation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has acted as financial advisor to the Board of Directors of EMCON in connection with the Transaction and will receive a fee upon the consummation thereof, which fee is contingent upon the value of the Transaction. In the ordinary course of business, Raymond James may trade in the securities of EMCON for its own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that our advisory services and opinion expressed herein were prepared for the use of the Board of Directors of EMCON in evaluating the proposed Transaction and do not constitute a recommendation to any shareholder of EMCON regarding any action such shareholder should take. This opinion is not to be quoted or referred to, in whole or in part, without the prior written consent of Raymond James, which will not be unreasonably withheld.

  In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

  Based upon and subject to the foregoing, it is our opinion that, as of May 7, 1999, the Transaction is fair, from a financial point of view, to the Shareholders.

Respectfully submitted,

/s/ RAYMOND JAMES & ASSOCIATES, INC.
RAYMOND JAMES & ASSOCIATES, INC.

                                    [LOGO]